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                                                                 SEC FILE NUMBER
                                                                     0-19420
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                                                                 ---------------
                                                                   CUSIP NUMBER
                                 FORM 12b-25                        225324-40-9
                          NOTIFICATION OF LATE FILING            ---------------

(Check One): [X] Form 10-K and 10-KSB [ ]Form 20-F [ ]Form 11-K
             [ ]Form 10-Q and 10-QSB [ ]Form N-SAR

                 For Period Ended: June 30, 1998
                 [X ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

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  Read Instruction (on back page) Before Preparing Form.  Please Print or Type
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

Credit Depot Corporation
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Full Name of Registrant


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Former Name if Applicable

700 Wachovia Center
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Address of Principal Executive Office (Street and Number)

Gainesville, Georgia 30501
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

 [ ]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
 [ ]     (c)     The account's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

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     The recent loss of certain employees after fiscal year-end forced those responsible for the preparation of Form 10-KSB to assist with other operational tasks, thus precluding completion of the Form 10-KSB within the prescribed time period without unreasonable expense and effort.



































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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Charles D. Farrahar            (770)                531-9927
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                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            Credit Depot Corporation
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   September 28, 1998
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By  /s/ Charles D. Farrahar, Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 25) of the General Rules and Registration under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.



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The Company expects to report a loss of approximately $12,900,000 for the fiscal year ended June 30, 1998, as compared to a loss of $3,362,999 for the fiscal year ended June 30, 1997. Of the approximately $9,500,000 increase in loss, $8,425,000 is attributable to three items that have been described in the Company's reports on Form 10-QSB during the fiscal year. Specifically, a $5,576,000 expense recorded for induced conversion of convertible debt and an associated write-down of $843,000 of deferred financing charges were reported in Form 10-QSB for the quarter-ended September 30, 1997, and a write-down of $2,006,000 to the carrying value of the Company's interest-only strip receivable was reported on Form 10-QSB for the quarter ended March 31, 1998.

























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